SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/20/19


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
26,518

8. SHARED VOTING POWER
1,010,141

9. SOLE DISPOSITIVE POWER
26,518
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,010,141


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,036,659 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.94%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
26,518

8. SHARED VOTING POWER
1,236,611

9. SOLE DISPOSITIVE POWER
26,518
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,236,611


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,263,129 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.02%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
26,518

8. SHARED VOTING POWER
1,236,611

9. SOLE DISPOSITIVE POWER
26,518
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,236,611


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,263,129 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.02%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
26,518

8. SHARED VOTING POWER
1,010,141

9. SOLE DISPOSITIVE POWER
26,518
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,010,141


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,036,659 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.94%



14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of BrandywineGLOBAL-Global Income Opportunities Fund Inc
("BWG" or the "Issuer").

The principal executive offices of BWG are located at

620 EIGHTH AVENUE
49TH FLOOR
NEW YORK NY 10018



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC, and an account managed by Messrs. Goldstein and Dakos.


ITEM 4. PURPOSE OF TRANSACTION
On September 9, 2019, a member of the filing group sent a letter to the issuer. See Exhibit B.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on June 26, 2019, there were 20,989,795 shares of common stock outstanding as of April 30, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of September 27, 2019, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,036,659 shares of BWG (representing 4.94% of BWG's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,036,659 shares of BWG include 26,518 shares (representing 0.13% of BWG's outstanding shares) that are beneficially owned by Mr. Goldstein and Mr.Samuels.
All other shares included in the aforementioned 1,036,659 shares of BWG beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,010,141 shares (representing 4.81% of VCIF's outstanding shares).

As of September 27,2019, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 1,263,129 shares of BWG (representing 6.02% of BWG's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLC has sole power to dispose of and vote 26,518 shares. Bulldog Investors, LLC and Messrs. Goldstein and Dakos have shared power to dispose of and vote 1,010,141 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of VCIF's shares) share this power with Bulldog Investors, LLC. Messrs.Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 226,470 shares.


c) During the past 60 days the following shares of BWG were purchased:

Date:		        Shares:		Price:
07/31/19		1,700		11.9000
08/05/19		1,442		11.9000
08/29/19		2,000		11.9200
08/30/19		10,000		11.9187
09/03/19		10,000		11.8908
09/04/19		1,595		11.9400
09/05/19		25,000		12.0247
09/06/19		2,154		12.0238
09/09/19		5,000		12.0720
09/09/19		49,000		12.0494
09/10/19		30,100		12.0195
09/12/19		5,136		11.9999
09/13/19		12,665		11.9149
09/16/19		3,135		11.8999
09/18/19		1,515		11.9500
09/19/19		400		11.8500
09/20/19		100,000		11.9447
09/23/19		1,000		11.9400
09/23/19		14,139		11.9487
09/24/19		300		11.9967
09/25/19		500		12.0135
09/25/19		66,692		12.0107
09/26/19		4,000		11.9830
09/26/19		30,500		12.0000
09/26/19		362		11.9800
09/27/19		5,615		12.0144
09/27/19		500		11.9900




d) Clients of Bulldog Investors, LLC and an account managed by Messrs.Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A & B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/30/2019

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 30th day of September, 2019, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of BrandywineGLOBAL-Global Income Opportunities Fund Inc (BWG), each of the parties to this Agreement is required to file a statement containing the information required by
Schedule 13D with respect to the same holdings of BWG;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member


Exhibit B:


 Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee, WI 53202

						September 9, 2019

BrandywineGLOBAL - Global Income Opportunities Fund Inc.
c/o Legg Mason
100 First Stamford Place, 6th Floor,
Stamford, CT 06902

Attn: Robert I. Frenkel, Secretary

Dear Mr. Frenkel:

Special Opportunities Fund, Inc. is the beneficial owner of shares in BrandywineGLOBAL - Global Income Opportunities Fund Inc. with a value in excess of $2,000.00. We have held these shares for over 12 months and plan to continue to hold them through the next meeting of stockholders.

We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted. If you would like to discuss this proposal, please contact me at (914) 747-5262 or pgoldstein@bulldoginvestors.com.

				*******

RESOLVED: The shareholders of BrandywineGLOBAL - Global Income Opportunities Fund Inc. (the Fund) request that the Board of Directors authorize a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (NAV). If more than 50% of the Fund's outstanding common shares are submitted for tender, the tender offer should be cancelled and the Fund should be liquidated or converted into an exchange traded fund (ETF) or an open-end mutual fund.

			SUPPORTING STATEMENT

   Over the past five years, the Fund's common stock has traded at an average discount of more than 14% to NAV and the discount is currently greater than 15%, one of the widest discounts in the closed-end find universe.

   We think the Board of Directors should authorize a self-tender offer for the Fund's common shares at or close to NAV to afford shareholders an opportunity to receive a price closer to NAV for their shares. If a majority of the Fund's outstanding common shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund in its closed-end format. In that case, the tender offer should be cancelled and the Fund should be liquidated or converted into an ETF or an open-end mutual fund.

   If you agree that it is time to address the Fund's persistent double-digit discount, please vote for this (non-binding) proposal.

					Very truly yours,


					Phillip Goldstein
					Chairman